
SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2002
WASH, D.C. 161 SECTION



SECUR 02007939 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Anglo-American Investor Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Berkmar Court
(No. and Street)

Charlottesville	VA	22901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Robinson — (434) 817-5135
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name — if individual, state last, first, middle name)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anglo-American Investor Services Corp., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

My Commission Expires August 31, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANGLO-AMERICAN INVESTOR SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

P:\nyclnts\clients\c284823\2002\063002fs

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Anglo-American Investor Services Corp.

We have audited the accompanying statement of financial condition of Anglo-American Investor Services Corp. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Anglo-American Investor Services Corp. as of June 30, 2002, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
August 9, 2002

ANGLO-AMERICAN INVESTOR SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$ 303,204
Due from clearing broker	492,628
Securities owned - at market value	12,958
Receivable from affiliate	5,265
Other assets	12,545
Total assets	$ 826,600

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to affiliate	$ 9,031
Securities sold, not yet purchased - at market value	2
Accounts payable, accrued expenses and other liabilities	35,195
Total liabilities	44,228
Contingencies	
Stockholder's equity	
Common stock, $1.00 par value Authorized: 1,000 shares Issued and outstanding: 900 shares	900
Additional paid-in capital	1,719,100
Accumulated deficit	(937,628)
Total stockholder's equity	782,372
Total liabilities and stockholder's equity	$ 826,600

The accompanying notes are an integral part of these financial statements.

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Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Anglo-American Investor Services Corp. (the Company) was formed for the purpose of conducting business as a broker/dealer in securities.

During the year, the Company discontinued its reverse repurchase business, thereby qualifying as an introducing broker clearing all transactions on a fully-disclosed basis. Accordingly, on January 25, 2002, the Company's membership agreement was modified and approved by the NASD.

(b) Revenue Recognition

Securities transactions and related commission revenues and expenses are generally recorded on a settlement-date basis which is generally the third business day following the trade date for securities and one day after trade date for options. Reporting security transactions, revenues and expenses on a trade-date basis would not result in material differences. Securities are valued at market. The resulting difference between cost and market is included in income.

In order to properly reflect the trading strategy utilized, interest income on reverse repurchase and interest expense on repurchase agreement transactions have been netted with principal transactions income.

Purchases of securities under agreements to resell, and sales of securities under agreements to repurchase are collateralized financing transactions and are included in the financial statements at their contracted resale or repurchase amounts plus accrued interest.

(c) Depreciation

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Marketable Securities Owned and Sold, Not Yet Purchased

Marketable securities consist of corporate stocks and warrants at June 30, 2002.

Note 3 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce

Note 3 - Income Taxes (Continued)

deferred tax assets to the amount expected to be realized. The Company has a net operating loss carryforward of approximately $400,000 expiring through June 30, 2016. These losses, if fully utilized, would give rise to a deferred tax asset of approximately $89,000 which has been offset in its entirety by a contra-valuation allowance as elected by management.

Note 4 - Net Capital Requirements

On January 24, 2002, the NASD approved the Company's net capital requirement under SEC rule 15c3-1 to be $100,000. The capital, as computed, was $759,426, leaving capital in excess of requirements in the amount of $659,426. The capital ratio was 6% versus an allowable maximum of 1500%.

Note 5 - Related Party Transactions

Anglo-American Investor Services Corp. is a wholly-owned subsidiary of Anglo-American Financial (the "Parent"). The financial statements reflect the Company's liability of $9,031 to its affiliate (FSI Futures, Inc.) at June 30, 2002. The Company shares common costs with this affiliate associated with office space, personnel, computer equipment and administrative costs. These expenses amounted to approximately $129,104 for the year ended June 30, 2002.

In addition, the Company charged its Parent a management fee totaling $26,087 for administration services rendered during the year.

Amount due from parent at June 30, 2002 totaled $5,265.

Note 6 - Financial Instruments with Off-Balance-Sheet Market and Credit Risk

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. The Company is subject to the market risk from these financial instruments as changes in security values or interest rates can unfavorably effect future operating results. Off-balance-sheet financial instrument positions with each counter party are marked-to-market. The resulting gains and losses are recognized currently in income.

The Company utilizes various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk including initial credit approval, credit limits and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

In the normal course of business, the Company's securities' activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations. In the opinion of management, such settlements and/or financings are not expected to have a material adverse effect on the Company's financial position.

The Company records customer securities' transactions on a settlement-date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

Note 6 - Financial Instruments with Off-Balance-Sheet Market and Credit Risk (Continued)

In connection with proprietary trading activities, the Company transacts business with various counterparties. The Company's customers and counterparties include other brokers and dealers, introducing brokers, retail customers, institutional customers and municipalities.

For transactions in which the Company extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral, or reduce securities positions when necessary. The Company also seeks to control counterparty credit risk through the use of credit approvals, credit limits and collateral requirements. The Company may also require letters of credit or other guarantees to limit exposure.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times maintains cash balances in excess of federally insured limits. The uninsured cash balance at June 30, 2002 totaled $177,659.

A copy of the Company's Statement of Financial Condition as of June 30, 2002 pursuant to SEC rule 17-a-5, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.